UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
March 16, 2006
OFFSHORE SYSTEMS INTERNATIONAL LTD.
(Translation of registrant’s name into English)
107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                      Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑

MATERIAL CHANGE REPORT
Filed pursuant to:
s. 85 of the Securities Act (British Columbia)
s. 118 of the Securities Act (Alberta)
S. 75 of the Securities Act (Ontario)
Item 1:	Reporting Issuer OFFSHORE SYSTEMS INTERNATIONAL LTD. #107 – 930 West 1st Street North Vancouver, B.C. V7P 3N4 Telephone: (604) 904-4600

Item 2:	Date of Material Change

March 16, 2006

Item 3:	Press Release

A press release was issued on March 16, 2006 via CCNMatthews. A true copy of the press release is attached.

Item 4:	Summary of Material Change

Offshore Systems International Ltd. (TSX: OSI; OTCBB: OFSYF) (OSI) today announced the appointments of Joseph A. Stroud, and Donald W. Young to its board of directors. Both directors have also accepted appointments to the board’s audit committee.

Item 5:	Full Description of Material Change

See attached Schedule “A” Press Release dated March 16, 2006

Item 6:	Reliance on Section 85(2) of the Securities Act (British Columbia), Section 118(2) of the Securities Act (Alberta) and Section 75(3) of the Securities Act (Ontario)

Not Applicable

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Item 7:	Omitted Information

Not Applicable

Item 8:	Senior Officer

Mr. Ken Kirkpatrick Chief Executive Officer 107 – 930 West 1st Street North Vancouver, B.C. V7P 3N4 Telephone: (604) 904-4612

Item 9:	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.
DATED this 16th day of March 2006

"Ken Kirkpatrick"
(Signature)

Ken Kirkpatrick
(Name)

Chief Executive Officer
(Position)

North Vancouver, B.C.
(Place of Declaration)

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Press Release Offshore Systems International Ltd. TSX:OSI I OTCBB:OFSYF
For Immediate Release
Exhibit ‘A’
OSI Strengthens Board of Directors: Appoints Former Defense and Marine Industry Executive, Joseph A. Stroud, and Retired KPMG Partner, Donald W. Young
Vancouver, Canada, March 16, 2006 — Offshore Systems International Ltd. (TSX: OSI; OTCBB: OFSYF) (OSI) today announced the appointments of Joseph A. Stroud, partner of General Management Partners LLC and former executive VP and CFO of Sperry Marine Inc., and Donald W. Young, retired audit partner of KPMG LLP, to its board of directors. Both directors have also accepted appointments to the board’s audit committee.
“Mr. Stroud and Mr. Young bring substantial depth to our board of directors,” said Raymond Johnston, chair of the OSI board of directors. “Mr. Young’s extensive background in finance and corporate governance, and Mr. Stroud’s 20-plus years of experience as a financial executive will not only benefit the entire board, but will also serve to strengthen the audit committee. We welcome these strong new additions to our board.”
Ken Kirkpatrick, president and CEO of OSI, said, “Mr. Stroud’s impressive operational background in the defense and marine industry will contribute directly to our goal to increase business with the U.S. military. We also expect that with his extensive U.S. capital markets and merger and acquisitions experience, he will lend strong support to our growth strategy. Mr. Young brings to our board, expertise in the increasingly complex regulatory environment surrounding financial reporting.”
Mr. Stroud is a partner of General Management Partners LLC which provides business consulting to the marine industry and a consultant for J.F. Lehman Equity Investors I, LP, a partnership focusing on aerospace, marine and defense corporate mergers, acquisitions, and restructurings. At J.F. Lehman, Mr. Stroud has assumed key operational and financial positions in the firm’s portfolio of companies. He has also held a number of executive positions in the defense industry, including serving as executive VP and CFO of Sperry Marine Inc., which supplies automated marine navigation systems to the naval and commercial maritime market. Mr. Stroud also served as VP of finance and administration for Astra Holdings Corp. and as VP of finance and business operations for General Defense Corporation. Mr. Stroud holds a MBA from the University of Richmond and a BA in Economics from Stonybrook University in New York.
Mr. Young retired as a partner of KPMG LLP in 2005 after nearly 30 years of service. As a senior audit partner at KPMG, he was responsible for financial audits of a wide range of companies in many industries, including industrial and engineering companies. In addition to his

Press Release
financial audit responsibilities at KPMG, from 1987 to 2005 Mr. Young undertook benchmarking, performance measurement, and operational audit assignments. From 1995 to 1999, he divided his time between the audit division and the management consulting division of KPMG, leading a variety of organizational and effectiveness assignments. Mr. Young is a fellow of the BC Institute of Chartered Accountants and a member of the Institute of Internal Auditors and the Canadian Comprehensive Auditing Foundation (CCAF), an organization for the advancement of good governance and management.
About OSI
Offshore Systems International Ltd. (OSI) is the world’s leading developer and supplier of military navigation systems. Focused on the commercial, defense, and homeland security markets, OSI delivers advanced systems and software to address the growing need for enhanced situational awareness in command, control, and intelligence applications. By providing essential tactical and geospatial information, the company’s systems and software help decision-makers know the precise location of mission operations across all military forces while integrating information with allies. OSI systems are in use by military, government, and commercial customers around the world. The company is publicly traded on the Toronto Stock Exchange (OSI) and the Over the Counter Bulletin Board (OFSYF). For additional information please visit www.osil.com.
Forward-Looking Statements:
This news release contains items that constitute forward-looking statements within the meaning of securities laws including Section 27a of the Securities Act of 1933, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended. These statements are made under the ‘safe harbor’ provisions of the Private Securities Litigation Reform Act of 1995 and, as such, involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein. Offshore Systems International can give no assurances that its representations will be achieved or that it will update them at any time in the future.
For more information:
Tracy Rawa
Manager, Investor Relations
604-904-4627 or 1-888-880-9797
604-987-2555 (FAX)
IR@osl.com

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Offshore Systems International Ltd.
107 – 930 West 1st Street
North Vancouver, BC Canada V7P 3N4
TEL 604 904 4600   I   FAX 604 987 2555
www.osil.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	" Ken Kirkpatrick"
Title: President & CEO

Date:  March 16, 2006